UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
a-42152

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lek Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4 World Trade Center, 44th Floor
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristopher Minogue	332-206-0198	kristopher.minogue@leksecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grassi Advisors & Accountants
(Name – if individual, state last, first, and middle name)

488 Madison Ave	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

12/22/03	606
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kris Mingue, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lek Securities Corp, as of March 1, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of New York, County of New York
Sworn and Subscribed to Before Me This

MAR 01 2022

[signature]

Notary Public

Jenice Hernandez
Notary Public State Of New York
No. 01HE6359254
Qualified in Bronx, Cert. Kings, NY Counties
Commission Expires May 22nd 2025
The UPS Store @ 82 Nassau 212.406.9010

Signature: [signature]

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LEK SECURITIES CORPORATION

FINANCIAL STATEMENT

DECEMBER 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

LEK SECURITIES CORPORATION

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director of
Lek Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lek Securities Corporation (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Lek Securities Corporation as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as Lek Securities Corporation's auditors since 2020.

New York, New York
March 1, 2022

1

MOORE

488 MADISON AVENUE, 21ST FLOOR, NEW YORK, NY 10022
P: 212.661.6166 • F: 212.755.6748 • GRASSICPAS.COM
NEW YORK | NEW JERSEY | MASSACHUSETTS | FLORIDA

AN INDEPENDENT FIRM
ASSOCIATED WITH MOORE
GLOBAL NETWORK LIMITED

LEK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash and cash equivalents	$	4,985,738
Restricted cash		144,360
Cash segregated under federal and other regulations		57,426,200
Receivables from clearing organizations and other broker dealers		3,231,372
Due from customers		17,218,645
Due from brokers		1,728,408
Deposits with clearing organizations		29,569,831
Securities borrowed		216,159,758
Securities owned:		
Marketable, at fair value		47,704
Not readily marketable, at fair value		2,174,915
Property and equipment, net		1,517,422
Prepaid expenses and other assets		313,390
Total assets	$	334,517,743

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Securities loaned	$	147,188,854
Payable to clearing organizations and other broker dealers		3,680,228
Due to customers		114,573,685
Due to brokers		6,788,311
Securities sold, not yet purchased, at fair value		101,760
Lines of credit		35,874,729
Accounts payable and accrued expenses		7,570,540
Total liabilities		315,778,107

Commitments and contingencies (Notes 12 and 15)

Subordinated borrowings	4,985,143

Stockholder's equity

Common stock - $1.00 par value;	
10,000 shares authorized, 725.667 shares issued and outstanding	726
Additional paid-in capital	5,269,192
Retained earnings	8,484,576
Total stockholder's equity	13,754,494

Total liabilities and stockholder's equity	$	334,517,743

See accompanying notes to financial statements.

2

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

1. Nature of business

Lek Securities Corporation (the "Company"), a wholly-owned subsidiary of Lek Securities Holdings Limited ("Holdings"), was incorporated January 5, 1990, under the laws of the state of Delaware. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the New York Stock Exchange ("NYSE") and other principal exchanges. The Company is also a self-clearing member of the Depository Trust and Clearing Corporation ("DTCC"), CDS Clearing and Depository Services, Inc., Options Clearing Corporation ("OCC") and S.D. Indeval.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company complies with Financial Standards Board ('FASB') Accounting Standards Codification ("ASC"), Topic 940, Financial Services-Brokers and Dealers.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Foreign Currency Translation and Transactions

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates.

Cash and Cash Equivalents

For. Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

Restricted Cash

The Company's restricted cash represents (i) cash segregated in special reserve bank accounts for the benefit of clients pursuant to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, and (ii) cash restricted to support a standby letter of credit related to the Company's office lease. As a result of the adoption of Accounting Standards Update ("ASU") 2016-18, $144,360 and $57,426,200 of restricted cash was included in end-of-year and beginning-of-year, respectively, cash and cash equivalents, restricted cash and cash segregated under federal and other regulations in the Company's statement of cash flows for the year ended December 31, 2021.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

2. Summary of significant accounting policies (continued)

Commissions Receivable and Reserve for Doubtful Accounts

The Company carries its commissions receivable at cost less a reserve for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes a reserve for doubtful accounts. The Company can adjust the reserve based on multiple factors, which include a history of past bad debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. The reserve for doubtful accounts at December 31, 2021 was $1,005,000.

Property and Equipment

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets.

Asset	Estimated Useful Lives
Leasehold improvements	Term of lease
Computer hardware	5 years
Furniture and fixtures	5 years

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. U.S. GAAP established a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company considers transfers between the levels within the fair value hierarchy when circumstances surrounding the fair value for a particular security conform to a different level of the fair value hierarchy than as previously reported. Whenever circumstances occur whereby there is a transfer within the fair value hierarchy, the Company considers the date the event or change in circumstances occurred which caused the transfer.

Valuation Techniques

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price at the close of business each day.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

2. Summary of significant accounting policies (continued)

Right-of-Use Assets and Operating Lease Liabilities

On January 1, 2020, the Company adopted ASC ASC Topic 842, *Leases* ("ASC 842"). The guidance increases transparency by requiring the recognition of operating lease right-of-use assets and offsetting operating lease liabilities on the statement of financial condition. The recognition of these operating lease right-of-use assets and operating lease liabilities represents a change from previous U.S. GAAP requirements, which did not require operating lease right-of-use assets and operating lease liabilities to be recognized for most leases. At December 31, 2021, the Company has operating lease right-of-use assets of approximately $883,855 and operating lease liabilities of $912,540, which is located in the line items property and equipment and accounts payable and accrued expenses respectively on the statement of financial condition.

The Company's operating lease arrangements are for real estate and facility leases. Operating lease right-of-use assets represent the Company's right to use the underlying asset for the lease term, and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company's operating lease arrangements may include options to extend the lease terms, which the Company does not include in the determination of the minimum lease term. Expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

3. Cash segregated under federal and other regulations

Cash of $57,426,200 was segregated under federal regulations for the exclusive benefit of customers and proprietary assets of introducing brokers. These amounts were sufficient at December 31, 2021, for the Company to meet its responsibility to segregate reserve funds.

4. Receivables from and payable to clearing organizations and other broker dealers

Amounts receivable from and payable to clearing organizations and other broker dealers at December 31, 2021, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 2,788,316	$ 3,292,965
Receivable from/payable to clearing organizations	443,056	387,263
	$ 3,231,372	$ 3,680,228

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

5. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis and the Company's estimated level within the fair value hierarchy of those assets and liabilities as of December 31, 2021:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2021
Assets				
Securities Owned:				
Marketable, at fair value:				
Corporate stocks and options	$ 47,704	$ -	$ -	$ 47,704
Not readily marketable, at estimated fair value	-	-	2,174,915	2,174,915
	$ 47,704	$ -	$ 2,174,915	$ 2,222,619
Liabilities				
Securities sold, not yet purchased, at fair				
Corporate stocks	$ 101,760	$ -	$ -	$ 101,760

The Company has financial assets classified as Level 3 in the fair value hierarchy consisting of securities not readily marketable, which had a value of $2,174,915. Both observable and unobservable inputs may be used to determine the fair value of these positions that the Company has classified within the Level 3 category. The Company values its securities owned, not readily marketable, using the market approach. The Company utilizes an unadjusted third party pricing quote to value the security, which is the unobservable input. There was a $92,315 change in unrealized gain in the market value of the Level 3 security, measured at fair value for the year ended December 31, 2021 and reflected in other income in the statement of operations.

6. Property and equipment

Details of property and equipment at December 31, 2021, are as follows:

Leasehold improvements	$ 2,149,853
Computer hardware	3,864,374
Furniture and fixtures	652,975
Property, plant and equipment	6,667,202
Right of use asset- operating lease	883,855
	7,551,057
Less: accumulated depreciation and amortization	(6,033,635)
Property and equioment, net	$ 1,517,422

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

7. Due to and from customers and brokers

Due to and from customers and brokers balances include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the financial statement.

8. Stock loaned/borrowed transactions

The Company earns revenues on stock loaned and borrowed transactions by matching up parties looking to borrow and loan stock. The underlying collateral for securities loaned and borrowed transactions consists of corporate equity and ETF securities. In these types of transactions, the Company will introduce the two parties and earn a spread.

The Company enters into securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master securities lending, netting and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. These collateral arrangements also provide a mechanism for an efficient closeout of transactions. The Company's policy is generally to take possession of securities borrowed and for securities loaned to receive cash as collateral. The Company also monitors the fair value of the underlying securities borrowed or loaned as compared with the related receivable or payable, and, as necessary, requests additional collateral as provided under the applicable agreements to ensure such transactions are adequately collateralized.

Securities borrowed:	Overnight and Open
Equity securities	$ 216,159,758
Gross amount of recognized assets for securities borrowed	$ 216,159,758

Securities loaned:	Overnight and Open
Equity securities	$ 147,188,854
Gross amount of recognized liabilities for securities loaned	$ 147,188,854

	Gross Amounts	Collateral Received	Net Amounts
Stock borrowed-accrued interest receivable	$ 1,392,383	$ -	$ 1,392,383
Stock borrowed-stock borrowed - other	214,767,375	(8,192,700)	206,574,675
Securities borrowed	$ 216,159,758	$ (8,192,700)	$ 207,967,058

	Gross Amounts	Collateral Pledged	Net Amounts
Stock loaned-accrued interest payable	$ 261,210	$ -	$ 261,210
Stock loaned-stock loaned - other	146,927,644	(10,582,266)	136,345,378
Securities loaned	$ 147,188,854	$ (10,582,266)	$ 136,606,588

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

9. Lines of credit

The Company has available lines of credit agreements with financial institutions to borrow up to $30,000,000, as shown in the table below. The credit line facilities expire on the dates indicated below. Borrowings are due on demand and bear interest at a rate agreed upon between the financial institution and the Company. At December 31, 2021, the Company has borrowed $18,000,000 under two of the credit facilities, of which a portion is secured by customer pledged securities. The Company has a line of credit with Holdings that is an unsecured note that is due on demand.

Facility	Renewal/ Expiration Date	Total Commitment	Amounts Outstanding
Line of credit (secured)	6/28/2022	$ 20,000,000	$ 8,000,000
Line of credit (unsecured)	6/28/2022	10,000,000	10,000,000
Line of credit (unsecured)	N/A*	100,000,000	17,000,001
		$ 130,000,000	$ 35,000,001

* The line of credit with Holdings has no maturity date

10. Stock option plan

In March 1999, the Company established a plan (the "Plan") to grant stock options to employees, allocating 10% ownership of the Company to the Plan. The Plan provides that the option price be determined by the Board of Director at its discretion. The term of the option shall not be more than 10 years from the date the option is granted. All options are immediately vested upon grant. As of December 31, 2021, the cumulative options activity is as follows: 99 options had been granted, 84 had been exercised, 14 had been cancelled, and 1 had expired. Accordingly, at December 31, 2021, no options issued under the Plan are outstanding.

11. Subordinated borrowings

At December 31, 2021, the Company has subordinated borrowings pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the SEC and, as such, are available in computing net capital (see Note 16) under the SEC's Uniform Net Capital Rule. The terms of the subordinated loan agreements are as follows:

$40,000, $1,234,143, $561,000, and $150,000 loan agreements, $1,985,143 in aggregate, from a former stockholder of Holdings which mature on April 30, 2022, December 31, 2022, December 31, 2022, and January 14, 2022, respectively, will all renew.

$3,000,000 from a foreign financial institution which matures on December 10, 2022.

To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

12. Contingencies

The Company has an appeal pending before the SEC concerning decisions of the New York Stock Exchange ("NYSE") Hearing Board and the NYSE Regulation Board of Director concerning blue line trading, odd-lot day trading, the SEC's emergency orders temporarily prohibiting certain short sales, not closing out certain failures to deliver, and exception reports to potentially manipulative trades. The fine was $575,000 and paid by the Company on February 24, 2015.

On June 2, 2020, FINRA served a statement of claim against the Company. The core allegations are breach of contract; respondeat superior and failure to supervise; common law and statutory fraud; and violation of NY GBL 349 arising from an alleged failure to timely execute trades and for improper rejection of trades. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. On December 2, 2021, the matter was dismissed with prejudice in FINRA arbitration.

On November 17, 2020, the Company became aware of a claim in which it is named by FINRA. The claim asserts for conversion and misappropriation, breach of fiduciary duty, and violation of FINRA Rules 2010 and 2090, arising from the alleged wrongful imposition and deduction of third-party fees from the claimant's account. By agreement dated January 21, 2022, this matter was settled and paid during 2022.

On March 15, 2021, FINRA served a statement of claim against the Company. The core allegation is that the Company caused the customer to incur losses by restricting buying-power and margin at the onset of the COVID-19 pandemic. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. Accordingly, regarding this matter, no adjustment has been made in the Company's accompanying financial statements.

In the normal course of operations, the Company may be asked from time to time, to demonstrate that its business model and liquidity profile are sufficient to fund its operations. Through the date of the financial statements, the liquidity and management have been more than adequate to fund operations and ensure the protection of its customers assets, which are the Company's top priority.

During the third quarter of 2021, changed Depository Trust and Clearing Corporation settlement banks. This transition had no impact on the Company's operations, customers, counter-parties, or business partners. As a result, and given the fact that both banks provided a combination of secured and unsecured lines of credit, the change in settlement banking relationships has altered the Company's written supervisory procedures as it relates to funding and liquidity management. These changes to the Company's funding and liquidity management processes and procedures are being actively discussed with the Company's Self-Regulatory Organizations (SROs) to ensure the Company's membership remains in good standing. Management intends to work closely with its SROs to ensure a thorough understanding of these changes and demonstrate that the Company remains in compliance with all applicable regulatory rules and regulations. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. Accordingly, regarding this matter, no adjustment has been made in the Company's accompanying financial statements.

In the ordinary course of business, the Company has been named as a defendant in legal and regulatory proceedings, as well as exams, investigations, and similar reviews by governmental and self-regulatory agencies. These legal and regulatory proceeding could give rise to potential injunctions, judgments, settlements, fines and/or penalties.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

12. Contingencies (continued)

The Company recognizes a liability for a contingency in accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. As of the date of the financial statements, the Company has not had any matters which have required the Company to determine a loss to be probable and reasonably estimable; accordingly, no such adjustments have been made in the Company's accompanying financial statements.

The Company believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews will not have a material adverse effect on its results of operations, cash flows or financial condition

13. Related-party transactions

The Company has a receivable with Lek Securities UK Limited in the amount of $45,048, which is included in Receivables from clearing organizations and other broker dealers on the statement of financial condition at December 31, 2021. This receivable is non-interest bearing and due on demand. Lek Securities UK Limited is an affiliate through common ownership and is authorized and regulated by the Financial Conduct Authority. At December 31, 2021, included in due to customers on the statement of financial condition is $63,555,088.

The Company provides custody, execution and clearing services for Lek Securities Europe BV. At December 31, 2021, included in due to brokers on the statement of financial condition is $168,886.

The Company provides custody, execution and clearing services for stockholders of Holdings and employees who elect to maintain brokerage accounts with the Company.

The Company has a $100,000,000 line of credit with Holdings, of which $17,000,001 is outstanding at year-end.

14. Profit sharing plan

The Company has a qualified, non-contributory profit sharing retirement plan ("Profit sharing plan") covering substantially all of its eligible employees. An employee becomes fully vested upon completion of five years of qualifying service.

15. Financial instruments with off-balance sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities sold not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

15. Financial instruments with off-balance sheet risk (continued)

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition. The Company enters into these positions, from time to time, as it conducts business for its customers.

16. Concentrations of credit risk

The Company maintains its cash balances in various large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") and Securites Investor Protection Corporation ("SIPC") up to $250,000 per institution. The Company has selected these banks based on their strong capital base. No lesses have been incurred to date.

17. Risks and uncertainties - COVID-19

The pandemic caused by the spread of COVID-19 has impacted most countries, communities, and markets. The extent to which the COVID-19 pandemic may impact the Company's financial conditon, or prospects, will depend on numerous evolving factors that are out of the Company's control and are not able to be predicted at this time.

18. Subsequent events

In January 2022, the Company exercised a provision within its lease agreement to rent office space in New York, by which the Company can pay a break fee and opt-out of the remainder of the lease. The lease will terminate on November 30, 2022

Management has evaluated all subsequent events as of the date of the financial statements through March 1, 2022, the date on which the financial statements were available to be issued and has determined that no subsequent events have occurred that would require disclosure in the financial statements.